23(d)(27)c
Amendment dated August 1, 2009 to Sub-Advisory Agreement on behalf of Transamerica MFS High Yield VP

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
MFS® INVESTMENT MANAGEMENT
THIS AMENDMENT is made as of August 1, 2009 to the Sub-Advisory Agreement dated May 1, 2002, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and MFS® Investment Management on behalf of Transamerica MFS High Yield VP. In consideration of the mutual covenants contained therein, the parties agree as follows:
Compensation. Effective August 1, 2009, the sub-advisory fee rate set forth in Schedule A to the Agreement for Transamerica MFS High Yield VP is as follows:
0.315% of the first $250 million of average daily net assets; 0.30% of average daily net assets over $250 million up to $750 million; 0.27% of average daily net assets over $750 million up to $1 billion; and 0.25% of average daily net assets in excess of $1 billion.
In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.
The parties hereto have caused this amendment to be executed as of August 1, 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name: Christopher A. Staples
Title: Senior Vice President
Date: July 28, 2009

MFS® INVESTMENT MANAGEMENT

By:

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